Exhibit 99.1

Beamr to Discuss How AI Revolutionizes the Video Industry at NVIDIA GTC

Beamr CEO, Sharon Carmel, will present at GTC a session titled: “The Future of Video Compression is AI-Driven” on Monday, March 17, 2025 at 9 AM PT

Herzliya Israel, Feb. 27, 2025 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced that Sharon Carmel, Chief Executive Officer, will present a talk at NVIDIA GTC, titled, “The Future of Video Compression is AI-Driven.” GTC is a global AI conference for developers and business minds shaping the future of artificial intelligence (AI) and accelerated computing.

At GTC, Beamr will showcase how AI algorithms reshape video quality and usability and improve the efficiency of video workflows. Carmel will present AI capabilities, such as image enhancement, searchability and other content analysis options that enrich content and enable improved monetization. Beamr uses NVIDIA technology, including the NVIDIA DeepStream SDK for streaming analytics, NVENC, an encoder integrated into NVIDIA GPUs, and the NVIDIA CUDA Toolkit for GPU-accelerated applications.

“Beamr’s unique positioning as a GPU-accelerated video service empowers AI-driven processes, allowing our customers to optimize video workflows and add AI-driven capabilities with a single process,” said Carmel. He added: “We recognize that video as we know it is transforming into AI video, and our vision is to enable companies with extensive video operations the ability to automatically and scalably embrace this revolution.”

Beamr’s video optimization technology — integrated with NVENC and available on NVIDIA T4 Tensor Core, RTX 4000 Ada Generation for Data Centers, L4e, L40 and L40S Tensor Core GPUs — aims to accelerate video AI workflows and enhance video pre-training, training and inference capabilities in AI pipelines. NVENC SDK 12.1 added an API that allows external control and enables users to tightly integrate hardware encoders for AVC and HEVC video formats. In addition, it supports AOMedia Video 1 (AV1), an efficient emerging video format.

“AI continues to drive the modernization of broadcasting, streaming and user-generated content,” said Richard Kerris, vice president of media and entertainment at NVIDIA. “Beamr’s showcase at GTC will demonstrate how the company’s latest solutions, powered by NVIDIA technology, will enable high-quality, scalable video optimization.”

Learn more about how The Future of Video Compression is AI-Driven at GTC.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video optimization and modernization. The company serves top media companies like Netflix and Paramount. Beamr’s inventive perceptual optimization technology (CABR) is backed by 53 patents and won the Emmy® award for Technology and Engineering. The innovative technology reduces video file size by up to 50% while guaranteeing quality.

Beamr Cloud is a high-performance, GPU-based video optimization and modernization service designed for businesses and video professionals across diverse industries. It is conveniently available to Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers. Beamr Cloud enables video modernization to advanced formats such as AV1 and HEVC, and is ready for video AI workflows. For more details, please visit https://beamr.com/

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com